PLAN OF DISTRIBUTION

of

Capital Group Core Balanced ETF

WHEREAS, Capital Group Core Balanced ETF (the “Fund”) is a Delaware statutory trust that offers shares of beneficial interest;

WHEREAS, American Funds Distributors, Inc. (“AFD”) or any successor entity designated by the Fund (AFD and any such successor collectively are referred to as “Distributor”) will serve as distributor of the shares of beneficial interest of the Fund, and the Fund and Distributor are parties to a principal underwriting agreement (the “Agreement”);

WHEREAS, the purpose of this Plan of Distribution (the “Plan”) is to authorize the Fund to bear expenses of distribution and servicing of its shares; and

WHEREAS, the Board of Trustees of the Fund has determined that there is a reasonable likelihood that this Plan will benefit the Fund and its shareholders;

NOW, THEREFORE, the Fund adopts this Plan as follows:

1.       Payments to Distributor. The Fund may expend pursuant to this Plan and as set forth below an aggregate amount not to exceed 0.25% per annum of the average daily net assets of the Fund.

The categories of expenses permitted under this Plan include service fees (“Service Fees”) and distribution fees (“Distribution Fees”) in an amount not to exceed, in the aggregate, 0.25% per annum of the average daily net assets of the Fund. Expenditures characterized as Distribution Fees may be used to provide shareholder services. The actual amounts paid shall be determined by the Board of Trustees. The Service Fee compensates the Distributor for service-related expenses, including paying Service Fees to others in respect of shares of the Fund. The Distribution Fee compensates the Distributor for providing distribution services in respect of the Fund. Notwithstanding the foregoing, the Distributor will receive such fees only with respect to accounts to which a broker-dealer (or other intermediary) other than the Distributor has been assigned at any time during the payment period.

2.       Approval by the Board. This Plan shall not take effect until it has been approved, together with any related agreement, by votes of the majority of both (i) the Board of Trustees of the Fund and (ii) those Trustees of the Fund who are not “interested persons” of the Fund as defined in the Investment Company Act of 1940, as amended (the “1940 Act”), and have no direct or indirect financial interest in the operation of this Plan or any agreement related to it (the “Independent Trustees”), at a meeting called for the purpose of voting on this Plan and/or such agreement.

3.       Review of Expenditures. At least quarterly, the Board of Trustees shall be provided by any person authorized to direct the disposition of monies paid or payable by the Fund pursuant to this Plan or any related agreement, and the Board shall review, a written report of the amounts expended pursuant to this Plan and the purposes for which such expenditures were made.

4.       Effective Date and Termination of Plan. This Plan shall become effective on August 1, 2023 and may be terminated at any time by vote of a majority of the Independent Trustees, or by vote of a majority of the outstanding shares of the Fund. Unless sooner terminated in accordance with this provision, this Plan shall continue in effect until July 31, 2024. It may thereafter be continued from year to year in the manner provided for in paragraph 2 hereof. This Plan shall be approved, amended, continued or renewed in accordance with requirements of the 1940 Act and rules, orders and guidance adopted or issued by the U.S. Securities and Exchange Commission.

5.       Requirements of Agreement. Any agreement related to this Plan shall be in writing, and shall provide:

a.	that such agreement may be terminated as to the Fund at any time, without payment of any penalty by the vote of a majority of the Independent Trustees or by a vote of a majority of the outstanding shares of the Fund, on not more than sixty (60) days’ written notice to any other party to the agreement; and

b.	that such agreement shall terminate automatically in the event of its assignment.

6.       Amendment. This Plan may not be amended to increase materially the maximum amount of fees or other distribution expenses provided for in paragraph 1 hereof with respect to shares of the Fund unless such amendment is approved by vote of a majority of the outstanding shares of the Fund and as provided in paragraph 2 hereof, and no other material amendment to this Plan shall be made unless approved in the manner provided for in paragraph 2 hereof.

7.       Nomination of Trustees. While this Plan is in effect, the selection and nomination of Independent Trustees shall be committed to the discretion of the Independent Trustees of the Fund.

8.       Issuance of Series of Shares. If the Fund shall at any time issue shares in more than one series, this Plan may be adopted, amended, continued or renewed with respect to a series as provided herein, notwithstanding that such adoption, amendment, continuance or renewal has not been effected with respect to any one or more other series of the Fund.

9.       Record Retention. The Fund shall preserve copies of this Plan and any related agreement and all reports made pursuant to paragraph 3 hereof for not less than six (6) years from the date of this Plan, or such agreement or reports, as the case may be, the first two (2) years of which such records shall be stored in an easily accessible place.

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IN WITNESS WHEREOF, the Fund has caused this Plan to be executed by its officer thereunto duly authorized, as of August 1, 2023.

Capital Group CORE

BALANCED ETF

By /s/ Michael R. Tom

Michael R. Tom

Secretary